SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
PETROCORP INC	760380430	01-14459

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
6733 South Yale		Tulsa	Oklahoma	74136	(918)	491-4500

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	STREET	CITY	STATE	ZIP CODE
St. Paul Fire and Marine Insurance Company	41-0518860	10% Owner	385 Washington Street		St. Paul	Minnesota	55102

INSTRUCTIONS: The person filing this notice should contact the issuer to obtain the I.R.S. Identificaiton Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR)	Name of Each Securities Exchange (See instr. 3(g))

Common Stock	Jones & Associates, Inc. 32133 West Lindero Canyon Road, Suite 208 Westlake Village, California 91361-4226		126,876 (1)	$1,783,825.80 (2)	12,690,000	07/18/03 (1)	AMEX

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities
	(c)	Issuer's S.E.C. file number, if any			are intended to be sold
	(d)	Issuers address, including zip code		(c)	Number of shares or other units to be sold (if debt securities,
	(e)	Issuer's telephone number, including area code			give the aggregate face amount)
2.	(a)	Name of person for whose account the securities are to be sold		(d)	Aggregate market value of the securities to be sold as of a
	(b)	Such person's Social Security or I.R.S. identification number			specified date within 10 days prior to the filing of this notice
	(c)	Such person's relationship to the issuer, (e.g., officer, director,		(e)	Number of shares or other units of the class outstanding, or if
		10% stockholder, or member of immediate family of any of			debt securities the face amount thereof outstanding, as shown
		the foregoing)			by the most recent report or statement published by the issuer
	(d)	Such person's address, including zip code		(f)	Approximate date on which the securities are to be sold
				(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I—SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	Prior to April, 1998 (3)	Private Purchase (3)	United States Fidelity and Guaranty Company (3)	1,731,000	At date of acquisition	Cash and Assets

INSTRUCTIONS:	1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.	2.	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d) (3) of Rule 144, furnish full information with respect thereto.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Not Applicable

REMARKS: (1) Sales of the Common Stock are to commence July 18, 2003, and may, depending on the rate of sale, continue until the earlier of a period of three months or until the sale of the identified number of shares to be sold is completed.
(2) Based on share price of 07/18/03.
(3) On April 27, 1998, St. Paul Fire and Marine Insurance Company acquired substantially all of the assets of United States Fidelity and Guaranty Company, such assets including the 1,731,000 common shares of PetroCorp, Inc.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice
July 18, 2003	Bruce H. Saul, Vice President, Legal Services

DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations
(See 18 U.S.C. 1001)